GlobeSpan, Inc.

                                5,307,952 Shares

                                  Common Stock


         This prospectus relates to the offer and sale of up to 5,307,952 shares of common stock of GlobeSpan, Inc. by some of our selling stockholders. These shares have been issued by us in connection with several recent acquisitions. Our common stock is traded on the Nasdaq National Market under the symbol "GSPN." The last reported sale price of the common stock on the Nasdaq National Market on October 30, 2000 was $60.88 per share.


         See "Risk Factors" beginning on page 6 to read about factors you should consider before buying the shares.


         The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is November 1, 2000

                                TABLE OF CONTENTS

                                                                            Page

Where You Can Find Additional Information......................................2

Special Note Regarding Forward-Looking Statements..............................3

Summary........................................................................4

Risk Factors...................................................................6

Unaudited Pro Forma Condensed Combined Financial Information..................21

Selling Stockholders..........................................................26

Plan of Distribution..........................................................29

Use of Proceeds...............................................................30

Legal Matters.................................................................30

Experts.......................................................................30


         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, references to "GlobeSpan," "we," "our" and "us" refer to GlobeSpan, Inc.


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

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock offered hereby, see the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference to the copy so filed, each such statement being qualified in all respects by such reference. You may inspect a copy of the registration statement without charge at the Securities and Exchange Commission's principal office in Washington, D.C. and obtain copies of all or any part thereof upon payment of fees from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Securities and Exchange Commission's regional offices in New York, located at 7 World Trade Center, Suite 1300, New York, New York 10048, or in Chicago, located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission's World Wide Web address is www.sec.gov. We also maintain a Web site at http://www.globespan.net. The information contained on our Web site does not constitute a part of this prospectus.

         The SEC allows us to "incorporate by reference" into the prospectus the information we filed with them. The information incorporated by reference is an important part of this prospectus and the information that we file subsequently with the SEC will automatically update this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of this registration statement that contains this prospectus and prior to the time of the sale of the securities offered by this prospectus:

                 o our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

                 o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

                 o our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;

                 o our Current Reports on Form 8-K and Form 8-K/A dated January 26, 2000, March 10, 2000, April 14, 2000, May 12, 2000, May
                    18, 2000, July 14, 2000, July 31, 2000, and October 10,
                    2000;

                 o the description of our Common Stock contained in our Registration Statement on Form 8-A filed on June 16, 1999 under Section 12 of the Exchange Act, including any amendment or report updating this description.

         You may request a copy of these documents, at no cost, by writing or telephoning us at the following address:

                 GlobeSpan, Inc.
                 100 Schulz Drive
                 Red Bank, New Jersey 07701
                 (732) 345-7500

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         All statements, trend analyses and other information contained in this prospectus regarding markets for our products and trends in net revenues, gross margins and anticipated expense levels, and any statement that contains the words "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, including those risks identified in the "Risk Factors" and elsewhere in this prospectus and our actual results of operations may differ significantly from those contained in the forward-looking statements because of these risks. The cautionary statements made in this prospectus apply to all forward-looking statements wherever they appear in this prospectus.


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

                                     SUMMARY

         GlobeSpan, Inc. is a leading worldwide developer of advanced digital subscriber line, or DSL, integrated circuits (chip sets) which enable high-speed data transmission over the existing network of copper telephone wires known as the local loop. Our products, when deployed at each end of these copper telephone wires, enable data transmission at rates over 100 times faster than today's commonly deployed modem technologies, which transmit data at 56 kilobits per second, or Kbps. We sell our integrated circuits as chip sets to manufacturers of DSL equipment for incorporation into products that are sold to telecommunications service providers and end users. We have shipped our DSL chip sets to a broad base of leading communications equipment manufacturers, including Ascom Hasler AG, Cisco Systems, Intel Corporation, Lucent Technologies, LG Information & Communications, NEC Corporation, Nokia Corporation, Paradyne Corporation and Westell Technologies.

         Our products target the rapidly growing market for high-speed transmission applications such as Internet access, telecommuting and networking among branch offices. These transmission applications are expanding to include data, voice and video transmissions over the same copper wire. In order to enable these applications, equipment manufacturers are designing DSL systems around increasingly complex integrated circuits which account for a significant portion of the value-added, proprietary content of such systems. While equipment manufacturers have in-depth systems knowledge, they often lack the core technologies and expertise necessary to develop these integrated circuits internally and are turning to DSL integrated circuit developers that possess the core technologies and expertise required to bring high performance, cost-effective solutions to market.

         Our objective is to maximize the number of products that are designed by new and existing customers to incorporate our chip sets. By maximizing the number of these "design wins," we create an opportunity to sell our chip sets in volume quantities, capitalize on the success of any one of our customers' DSL products and increase the likelihood of additional design wins with our customers. While achieving such a design win is not a binding commitment to purchase our product and does not guarantee an order for large volumes of our products, it is a decision by a customer to use our products in the design process of that customer's products. We are successful in capturing design wins because:

                 o We have extensive DSL development experience, including seven years of field experience in implementing DSL technology;

                 o  We offer a broad suite of DSL chip sets;

                 o Our DSL chip sets provide high performance processing power, enabling billions operations per second;

                 o Our DSL chip sets create software flexibility, enabling our customers to enhance or reconfigure their products through multiple software downloads;

                 o  Our DSL chip sets offer a competitive total system cost;

                 o  We apply advanced systems-level expertise;

                 o We sell comprehensive reference design guides and offer strong technical support to accelerate customers' time to market; and

                 o Our DSL chip sets are designed to comply with industry standards.


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

         We believe these advantages and design attributes position us as the preferred design partner and chip set supplier for DSL equipment manufacturers. Our strategy is to maintain and grow our leading design win position by:

                 o Targeting all applications in the DSL market and providing the chip set technologies necessary to enable these applications;

                 o Strengthening and broadening our technology competencies to maintain our leading position in the DSL market;

                 o Using our advanced systems-level expertise to develop and offer chip sets that can be cost effectively incorporated into complete DSL systems; and

                 o Continuing to actively participate in the formulation of critical standards for the high-speed data transmission market.

         We were formed as an independent company in July 1996 as part of the divestiture by Lucent Technologies of AT&T Paradyne Corporation. Prior to the divestiture, our business was operated as the Advanced Transmission Technology Division of AT&T Paradyne Corporation.

         Our principal executive officers are located at 100 Schulz Drive, Red Bank, New Jersey 07701, and our telephone number is (732) 345-7500. Our corporate website is www.globespan.net. The information on our website does not constitute part of this prospectus.

                                  RISK FACTORS

         Before you invest in our common stock, you should be aware of various risks, including those described below. The risks described below are intended to highlight risks that are specific to us, but are not the only risks that we face. Additional risks and uncertainties, including those generally affecting the industry in which we operate or risks that we currently deem immaterial may also impair our business or the value of your investment. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock.

We Have Only Been Operating as an Independent Company Since August 1996, and This Limited Operating History Makes it Difficult to Evaluate Our Prospects

         We have only been operating as an independent company since August 1996, and we only began shipping chip sets in volume in January 1997. We have not had a long history of generating significant net revenues. As a result of our limited operating history, we have limited historical financial data that can be used in evaluating our business and its prospects and in projecting future operating results. You must consider our prospects in light of the risks, expenses and difficulties we might encounter because we are at an early stage of development in a new and rapidly evolving market.

Our Quarterly Operating Results May Fluctuate Because of Many Factors, Which Would Cause Our Stock Price to Fluctuate

         Our net revenues and operating results have varied in the past and may vary in the future from quarter-to-quarter. As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of any one quarter or series of quarters as an indication of our future performance.

         It is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors. Due to our recent acquisitions accounted for as purchases, we will incur substantial non-cash compensation and amortization expenses associated with those and, potentially, future transactions. In such event, the market price of our common stock may decline significantly.

         These variations in our operating results may be caused by factors related to the operation of our business, including:

                 o variations in the timing and size of chip set orders from, and shipments to, our existing and new customers;

                 o loss of a significant customer, or a significant decrease in purchases by significant customers, such as Cisco Systems or Lucent Technologies;

                 o the mix of chip sets shipped with different gross margins, including the impact of volume purchases from our large customers at discounted average selling prices;

                 o the availability of foundry capacity and the expense of having our chip sets manufactured by Lucent
                    Microelectronics, a division of Lucent Technologies, or other foundries in the future;

                 o the timing and size of expenses, including operating expenses and expenses of developing new products and product enhancements; and

                 o  our ability to attract and retain key personnel.

         These variations will also be caused by factors related to the development of the DSL market and the competition we face from other DSL chip set suppliers, including:

                 o the timing and rate of deployment of DSL services by telecommunications service providers;

                 o the timing and rate of deployment of alternative high-speed data transmission technologies, such as cable modems and high-speed wireless data transmission;

                 o anticipated decreases in per unit prices as competition among DSL chip set suppliers increases; and

                 o the level of market penetration of our chips sets relative to those of our competitors.

         These variations will also be caused by other factors affecting our business, many of which are substantially outside of the control of our management, including:

                 o costs associated with future litigation, including litigation relating to the use or ownership of intellectual property;

                 o acquisition costs or other non-recurring charges in connection with the acquisition of companies, products or technologies;

                 o foreign currency and exchange rate fluctuations which may make our dollar-denominated products more expensive in foreign markets or could expose us to currency rate fluctuation risks if our sales become denominated in foreign currencies; and

                 o general global economic conditions, which could adversely affect sales to our customers.

We Expect that Price Competition Among DSL Chip Set Suppliers and Volume Purchases by Large Customers Will Reduce Our Gross Margins in the Future

         We expect that price competition among DSL chip set suppliers and volume purchases of our chip sets at discounted prices will reduce our gross margins in the future. We anticipate that average per unit selling prices of DSL chip sets will continue to decline as product technologies mature. Since we do not manufacture our own products, we may be unable to reduce our manufactured costs in response to declining average per unit selling prices. Many of our competitors are larger with greater resources and therefore may be able to achieve greater economies of scale and would be less vulnerable to price competition.

         Further, we expect that average per unit selling prices of our chip sets will decrease in the future due to volume discounts to our large customers. These declines in average per unit selling prices will generally lead to declines in gross margins for these products.

We Have a History of Losses, and We Will Incur Substantial Losses in the Future

         We incurred net losses attributable to common stockholders of $88.7 million and $111.6 million in the three and six months ended June 30, 2000, respectively, $9.0 million and $7.8 million in the years December 31, 1999 and 1998, respectively, and earned net income of $0.8 million in the year December 31, 1997. We will incur substantial net losses for the foreseeable future. Because of substantial operating expenses, we will need to generate significant quarterly revenues to achieve profitability. Our failure to significantly increase our net revenues would result in continuing losses. Even if we do achieve profitability, we may not be able to sustain or increase profitability or cash flow on a quarterly or annual basis.

The Loss of One or More of Our Key Customers Would Result in a Loss of a Significant Amount of Our Net Revenues

         A relatively small number of customers account for a large percentage of our net revenues. Our business will be seriously harmed if we do not generate as much revenue as we expect from these customers, or experience a loss of any of our significant customers, particularly Cisco Systems and Lucent Technologies, or suffer a substantial reduction in orders from such customers. In the six months ended June 30, 2000 and the three years ended December 31, 1999, 1998 and 1997, our customers who individually represented at least five percent of our net revenues accounted for 72.9%, 60.6%, 70.1% and 72.6%, respectively, of our net revenues. In the six months ended June 30, 2000, our top two customers were Cisco Systems and Lucent Technologies, which accounted for 27.7% and 18.9% of our net revenues, respectively. In 1999, our top three customers were Cisco Systems, Lucent Technologies and Ascom Hasler AG, which accounted for 41.6%, 7.1% and 6.2% of our net revenues, respectively. In 1998, our top three customers were Cisco Systems, NEC Corporation and Ascom Hasler AG, which accounted for 48.3%, 12.6% and 9.2% of our net revenues, respectively. In 1997, our top three customers were LG Information & Communications, Ascom Hasler AG and Westell Technologies, which accounted for 21.4%, 12.5% and 9.6% of our net revenues, respectively. We do not have purchase contracts with any of our customers that obligate them to continue to purchase our products and these customers could cease purchasing our products at any time. Furthermore, it is possible that DSL equipment manufacturers, such as Cisco Systems, Lucent Technologies and Ascom Hasler AG, may design and develop internally, or acquire, their own chip set technology, rather than continue to purchase chip sets from third parties such as us. We expect that sales of our products to relatively few customers will continue to account for a significant portion of our net revenues for the foreseeable future.

Because of Our Long Product Development Process and Sales Cycle, We May Incur Substantial Expenses Before We Earn Associated Net Revenues and May Not Ultimately Sell a Large Volume of Our Products

         We develop products based on forecasts of demand and incur substantial product development expenditures prior to generating associated net revenues. We sell our products based on individual purchase orders. Our customers are not obligated by long-term contracts to purchase our chip sets. In addition, we do not receive orders for our chip sets during the period that potential customers test and evaluate our chip sets. This test and evaluation period typically lasts from three to six months or longer, and volume production of the DSL equipment manufacturer's product that incorporates our chip sets typically does not begin until this test and evaluation period has been completed. In addition, we do not have a substantial non-cancelable backlog of orders and our customers can generally cancel or reschedule orders upon short notice. As a result, a significant period of time may lapse between our product development and sales efforts and our realization of revenues from volume ordering of our products by our customers, or we may never realize revenues from our efforts. Furthermore, achieving a design win with a customer does not necessarily mean that this customer will order large volumes of our products. A design win is not a binding commitment by a customer to purchase our products. Rather, it is a decision by a customer to use our products in the design process of that customer's products. A customer can choose at any time to discontinue using our products in that customer's designs or product development efforts. If our products are chosen to be incorporated into a customer's products, we may still not realize significant net revenues from that customer if that customer's products are not commercially successful.

Our Acquisitions May Be Difficult to Integrate, Disrupt Our Business, Dilute Stockholder Value or Divert Management Attention

         We may seek to acquire or invest in additional businesses, products, technologies or engineers. Our acquisition strategy does not require that our acquisitions immediately increase our net revenues; rather, our objective is to seek acquisitions that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or that may otherwise offer growth opportunities. During the six month period ended June 30, 2000, we acquired Ficon Technology, Inc., the technology and the right to hire employees of the Microelectronics Group of PairGain Technologies, Inc., T.sqware, Inc. and iCompression, Inc. We plan to pursue further acquisition opportunities in the future.

         Mergers and acquisitions of high-technology companies are inherently risky, and no assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results or financial condition. Our past and future acquisitions may involve many risks, including:

                 o  difficulties in managing our growth following acquisitions;

                 o difficulties in the integration of the acquired personnel, operations, technologies, products and systems of the acquired companies;

                 o uncertainties concerning the intellectual property rights we purport to acquire;

                 o  unanticipated costs associated with the acquisitions;

                 o diversion of management's attention from other business concerns;

                 o adverse effects on our existing business relationships with our or our acquired companies' customers;

                 o potential difficulties in completing projects associated with purchased in process research and development;

                 o risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions; and

                 o  inability to retain employees of acquired companies.

         Additionally, future acquisitions may require us to use substantial portions of our available cash as all or a portion of the purchase price. Acquisitions may also materially and adversely affect our results of operations because they may require large one-time write-offs, increased debt or contingent liabilities, substantial depreciation or deferred compensation charges or the amortization of expenses related to tangible and intangible assets. For example, in the first half of 2000, we incurred a one-time charge of $44.9 million related to in process research and development in connection with prior acquisitions and began to amortize charges from tangible and intangible assets acquired.


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

         Furthermore, if we issue equity or convertible debt securities in connection with an acquisition, as in the case of our recent acquisitions, the issuance may be dilutive to our existing shareholders. The equity or debt securities that we may issue could have rights, preference or privileges senior to those of holders of our common stock.

         Any of the events described in the foregoing paragraphs could cause the price of our common stock to decline.

         We are currently engaged in various stages of discussions with several parties with respect to acquisitions.

If Leading DSL Equipment Manufacturers Do Not Incorporate Our Chip Sets in Successful Products, Sales of Our Products Will Significantly Decline

         We rely upon DSL equipment manufacturers, such as Cisco Systems and Lucent Technologies, to design our chip sets into their DSL products. We rely on these products to be successful, and if they are not, we will not sell our chip sets in volume quantities. Accordingly, we must correctly anticipate the price, performance and functionality requirements of these DSL equipment manufacturers. We must also successfully develop products that meet these requirements and make such products available on a timely basis and in sufficient quantities. Further, if there is consolidation in the DSL equipment manufacturing industry, or if a small number of DSL equipment manufacturers otherwise dominate the market for DSL equipment, then our success will depend upon our ability to establish and maintain relationships with these market leaders. If we do not anticipate trends in the DSL market and meet the requirements of DSL equipment manufacturers, or if we do not successfully establish and maintain relationships with leading DSL equipment manufacturers, then our business, financial condition and results of operations will be seriously harmed.

If Our Customers Experience Component Supply Shortages, Our Net Revenues and Operating Results May Decline

         The semiconductor industry from time to time is affected by limited supplies of certain key components and materials. We rely on our customers, DSL equipment manufacturers, to produce reliable, successful DSL systems by incorporating our chip sets and additional components into their products. In the past there have been industry wide shortages of electronic components, such as capacitors. In some cases, supply shortages of particular components or materials will substantially curtail production of products using these components. We cannot guarantee that we would not lose potential sales from our customers if key components or materials are unavailable to them, and as a result, we are unable to maintain or increase our production levels.

Rapid Changes in the Market for DSL Chip Sets May Render Our Chip Sets Obsolete or Unmarketable

         The market for chip sets for DSL products is characterized by:

                 o  intense competition;

                 o  rapid technological change;

                 o  frequent new product introductions by our competitors;

                 o  changes in customer demands; and

                 o  evolving industry standards.

         Any of these factors could make our existing or proposed products obsolete or unmarketable. If we fail to successfully introduce new products on a timely and cost-effective basis that meet customer requirements and are compatible with evolving industry standards, then our business, financial condition and results of operations will be seriously harmed.

We Depend on a Limited Number of Suppliers to Manufacture Our Chip Sets, and Any Disruption in Any of These Relationships Could Prevent Us from Selling Our Products

         We do not own or operate a semiconductor fabrication facility. Historically, Lucent Microelectronics has manufactured substantially all of our chip sets. We depend on Lucent Microelectronics to timely deliver to us sufficient quantities of fully-assembled and tested chip sets on a turnkey basis. We have had a series of manufacturing arrangements with Lucent Microelectronics, the latest of which became effective in March 1999. This agreement, however, does not guarantee that Lucent Microelectronics will adequately fill our orders for current chip sets (either in quantity or timing), or that we will be able to negotiate mutually satisfactory terms for manufacturing our future chip sets. Any disruption in availability of our products would have a serious adverse impact on our business.

         We have been engaged in the process of negotiating and/or exploring prospective supply agreements with other leading chip suppliers. We entered into an agreement with United Microelectronics Corporation, or UMC, to supply some of our chip sets. Our agreement with UMC became effective in December 1999 and provides us with the ability to obtain delivery of specific chip sets in accordance with the terms of that agreement, upon our providing binding forecasts to UMC. Although this agreement provides for a term of five years, with subsequent one-year renewals, UMC may cancel the agreement upon 12 months' advance notice to us. While, in such an event, UMC would still be required to fill our orders for commercially reasonable quantities of product during the 12-month notice period, the termination of this agreement by UMC could cause a disruption to our business. In addition, we recently finalized an agreement with Taiwan Semiconductor Manufacturing Co., or TSMC, which also provides for a five-year term, is terminable by the supplier upon 12 months' advance notice to us, and requires TSMC to fill our orders for commercially reasonable quantities of product during the 12-month notice period. We have recently begun using ZiLOG, Inc., an affiliate of Texas Pacific Group, our controlling shareholder, to manufacture chip sets for us on a purchase order basis. We do not have a supply agreement with ZiLOG. We will continue to seek agreements with other chip manufacturers. None of these other prospective agreements, however, would provide us with a guarantee that our orders for chip sets will be adequately filled.

         If we are required for any reason to seek a new manufacturer of our chip sets, a new manufacturer of our chip sets may not be available and in any event, switching to a new manufacturer would require six months or more and would involve significant expense and disruption to our business. From time to time there are shortages in worldwide foundry capacity. Such shortages, if they occur, could make it more difficult for us to find a new manufacturer of our chip sets if our relationship with any of our suppliers is terminated for any reason.

If We Are Required to Seek New Manufacturers of Our Integrated Circuits, We Will Be Required to Modify Our Products Which Will Be Costly

         Our integrated circuits are manufactured by independent providers of semiconductor manufacturing services, known as foundries. These foundries manufacture our integrated circuits using their individual manufacturing process technology. In addition, the foundry may license to us standard circuit modules, known as intellectual property cores, or IP cores. Our DSL chip designs are customized by the foundry for their specific manufacturing processes and IP cores. In order to second source or switch foundry providers, our chip sets would need to be re-designed for the process technology and IP cores of the respective foundry. The re-design of the integrated circuits is costly and time consuming and the requalification of the manufacturing process can take up to six months. Establishing additional sources for manufacturing our products would be expensive and disruptive to our business.

We May Be Required to Obtain Licenses on Adverse Terms to Sell Industry Standard Compliant Chip Sets

         We have received correspondence, including a proposed licensing agreement, from Amati Corporation (which was acquired by Texas Instruments) stating that they believe that they own a number of patents that are required to be compliant with the American National Standards Institute, or ANSI, standard specification T1.413. This industry standard is based on the DMT line code. We have introduced products that we believe are compliant with this industry standard, and we may be required to obtain a license to these Amati patents. We are currently evaluating Amati's patents and proposed licensing terms. If these patents are valid and essential to the implementation of products that are compliant with this industry standard, then Amati may be required to offer us a license to use these patents on commercially reasonable, non-discriminatory terms. If these patents are valid, but not essential to the implementation of products that are compliant with this industry standard, and they apply to our products and we do not modify our products so they become non-infringing, then Amati would not be obligated to offer us a license on reasonable terms or at all. If we are not able to agree on license terms and as a result fail to obtain a required license, then we could be sued and potentially be liable for substantial monetary damages or have the sale of our products stopped by an injunction. We could also be subject to similar claims like the Amati claim by third parties in the future.

Third-Party Claims Regarding Intellectual Property Matters Could Cause Us or Our Customers to Stop Selling Products or Pay Monetary Damages

         There is a significant risk that third parties, including current and potential competitors, will claim that our products, or our customers' products, infringe on their intellectual property rights. The owners of such intellectual property rights may bring infringement claims against us. Any such litigation, whether or not determined in our favor or settled by us, would be costly and divert the attention of our management and technical personnel.

         Any inquiries with respect to coverage of our intellectual property could develop into litigation. In the event of an adverse ruling for an intellectual property infringement claim, we could be required to obtain a license or pay substantial damages or have the sale of our products stopped by an injunction. In addition, if a customer of our chip sets cannot acquire a required license on commercially reasonable terms, that customer may choose not to use our chip sets. From time to time our customers or we receive letters from third parties claiming that our or our customers' products infringe those third parties' intellectual property rights.

         We have obligations to indemnify our customers under some circumstances for infringement of third-party intellectual property rights. From time to time we receive letters from customers inquiring as to the scope of these indemnity rights. For example, on April 25, 2000 we received a letter from counsel to Cisco Systems informing us that Alcatel Alsthom S.A. had recently asserted that certain products made and sold by Cisco Systems, which incorporate digital signal processors made by us, infringed patents held by Alcatel. We evaluate all letters of this nature to determine whether we have an indemnity obligation and take appropriate steps. If any claims from third-parties required us to indemnify customers under our agreements, the costs could be substantial and our business could be harmed.

Despite Our Efforts to Protect Our Intellectual Property, Third Parties May Gain Access to Our Proprietary Technology and Use It to Compete with Us

         We rely primarily on a combination of patents, copyrights, trademarks, trade secret laws, contractual provisions, licenses and mask work protection under the Federal Semiconductor Chip Protection Act of 1984 to protect our intellectual property. In particular, we rely on these measures to protect our intellectual property because, as a fabless semiconductor company, we have third parties, including competitors such as Lucent Microelectronics, manufacture our chip sets. Employees, consultants and customers have access to our proprietary and confidential information. Any misuse or misappropriation of this intellectual property could have an adverse impact on our business. We take steps to control access to, and the distribution of, our proprietary information. We cannot guarantee, however, that such safeguards will protect our intellectual property and other valuable competitive information.

         Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. For example, in June 1998, we filed suit against three former employees who had recently commenced employment with one of our competitors. The court issued a final judgment in our favor and against the defendants. In addition, the court ordered injunctive and other relief against the defendants. The defendants appealed the judgment and their appeal was dismissed as moot in June 2000.

         In connection with our private placement of Series A preferred stock, which was subsequently converted into common stock, we agreed not to sue Intel Corporation for any violation by it of our patent rights. This agreement terminates if Intel Corporation sues us for any infringement by us of its patent rights or Intel's ownership in us is less than 1% of our outstanding capital stock. This agreement not to sue could enable Intel Corporation to compete more effectively against us.

Our Efforts to Protect Our Intellectual Property May Be Less Effective in Some Foreign Countries Where Intellectual Property Rights Are Not Well Protected by Law or Enforcement

         The laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and many U.S. companies have encountered substantial infringement problems in these countries, some of which are countries in which we have sold and continue to sell products. There is a risk that our efforts to protect our proprietary rights may not be adequate. For example, our competitors may independently develop similar technology, duplicate our products or design around our patents or our other intellectual property rights. If we fail to adequately protect our intellectual property or if the laws of a foreign jurisdiction do not effectively permit such protection, it would be easier for our competitors to sell competing products.

Our Industry Is Highly Competitive, and We Cannot Assure You that We Will Be Able to Effectively Compete

         The DSL chip set market is intensely competitive. We expect competition to intensify further as current competitors expand their product offerings and new competitors enter the market. We believe that we must compete on the basis of a variety of factors, including:

                 o  time to market;

                 o  functionality;

                 o  conformity to industry standards;

                 o  performance;

                 o  price;

                 o  breadth of product lines;

                 o  product migration plans; and

                 o  technical support.

         We believe our principal competitors include Alcatel; Analog Devices; Centillium Technology Corporation; Conexant Systems; Infineon Technologies; Intel Corporation; Lucent Technologies; MetaLink; Motorola; and Texas Instruments. In addition to these competitors, there have been growing numbers of announcements by other integrated circuit companies that they intend to enter the DSL chip set market.

         Many of our competitors have greater name recognition, their own manufacturing capabilities, significantly greater financial and technical resources, and the sales, marketing and distribution strengths that are normally associated with large multinational companies. These competitors may also have pre-existing relationships with our customers or potential customers. These competitors may compete effectively with us because of the above-listed factors and because they more quickly introduce new technologies, more rapidly or effectively address customer requirements or devote greater resources to the promotion and sale of their products than we do. Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so.

Other Technologies for the High-Speed Data Transmission Market Will Compete Effectively with DSL Services

         DSL services are competing with a variety of different high-speed data transmission technologies, including cable modems, satellite and other wireless technologies. Many of these technologies will compete effectively with DSL services. All of our chip sets are deployed in networks that use standard copper telephone wires. Copper telephone wires have physical properties that limit the speed and distance over which data can be transmitted. In general, data transmission rates over copper telephone wires are slower over longer distances and faster over shorter distances. If any technology that is competing with DSL technology is more reliable, faster, less expensive, reaches more customers or has other advantages over DSL technology, then the demand for our chip sets and our revenues and gross margins may decrease.

Changes in Current or Future Laws or Regulations or the Imposition of New Laws or Regulations by the FCC, Other Federal or State Agencies or Foreign Governments Could Impede the Sale of Our Products or Otherwise Harm Our Business

         The Federal Communications Commission has broad jurisdiction over our target market. Although current FCC regulations and the laws and regulations of other federal or state agencies are not directly applicable to our products, they do apply to much of the equipment into which our products are incorporated. As a result, the effects of regulation on our customers or the industries in which they operate may, in turn, materially and adversely impact our business, financial condition and results of operations. FCC regulatory policies that affect the ability of cable operators or telephone companies to offer certain services or other aspects of their business may impede the sale of our products. We may also be subject to regulation by countries other than the United States. Foreign governments may impose tariffs, duties and other import restrictions on components that we obtain from non-domestic supplies and may impose export restrictions on products that we sell internationally. These tariffs, duties or restrictions could materially and adversely affect our business, financial condition and results of operations. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere could also materially and adversely affect our business.

Our Future Success Depends in Part on the Continued Service of Our Key Design, Engineering, Sales, Marketing and Executive Personnel and Our Ability to Identify, Hire and Retain Additional Personnel

         We depend upon the continuing contributions of our key management, sales, customer support and product development personnel. The loss of such personnel could seriously harm us. Armando Geday, our President and Chief Executive Officer, is our only executive officer subject to an employment agreement; however, we cannot be sure that we can retain Mr. Geday's services. In addition, we have not obtained key-man life insurance on any of our executive officers or key employees. Because DSL technology is specialized and complex, we need to recruit and train qualified technical personnel. However, there are many employers competing to hire qualified technical personnel and we have had difficulty attracting and retaining such personnel. We expect to continue to have difficulty hiring and retaining qualified personnel. Further, our competitors have recruited our employees and may do so in the future. Loss of the services of, or failure to recruit, key design engineers or other technical and management personnel could be significantly detrimental to our product development programs.

Substantial Sales of Our Chip Sets Will Not Occur Unless Telecommunications Service Providers Initiate Substantial Deployment of DSL Services

         The success of our products is dependent upon the decision by telecommunications service providers to deploy DSL technologies and the timing of the deployment. Factors that will impact such deployment include:

                 o a prolonged approval process, including laboratory tests, technical trials, marketing trials, initial commercial deployment and full commercial deployment;

                 o the development of a viable business model for DSL services, including the capability to market, sell, install and maintain DSL services;

                 o cost constraints, such as installation costs and space and power requirements at the telecommunications service provider's central office;

                 o varying and uncertain conditions of the local loop, including the size and length of the copper wire, electrical interference and interference with existing voice and data telecommunications services;

                 o challenges of interoperability among DSL equipment manufacturers' products;

                 o  evolving industry standards for DSL technologies; and

                 o  government regulation.

         Although a number of telecommunications service providers have commenced commercial deployment of DSL services using DSL products that incorporate our chip sets, if these telecommunications service providers do not expand their deployment of DSL services, or if additional telecommunications service providers do not offer DSL services on a timely basis, then our business, financial condition and results of operations will be seriously harmed.

The Recent Rapid Expansion of Our Operations Has Placed a Strain on Our Management and Personnel and Other Resources

         From December 31, 1997 to June 30, 2000, we increased from 93 to 571 total employees. This growth and rapid expansion in our operations has placed and will continue to place a significant strain upon our management, operating and financial systems and other resources. To accommodate this expansion of operations, we must continue to implement and improve information systems, procedures and controls and expand, train, motivate and manage our work force. If we do not successfully manage our growth, our business, financial condition and results of operations will be seriously harmed.

Sales to Customers Based Outside of the United States Have Accounted for a Significant Portion of Our Net Revenues, Which Exposes Us to Inherent Risks of International Business

         We expect that sales to such international customers will continue to account for a significant portion of our net revenues for the foreseeable future. Accordingly, we are subject to risks inherent in our international business activities, including:

                 o  unexpected changes in regulatory requirements;

                 o tariffs and other trade barriers, including current and future import and export restrictions;

                 o  difficulties in collecting accounts receivables;

                 o difficulties in staffing and managing international operations;

                 o potentially adverse tax consequences, including restrictions on the repatriation of earnings;

                 o the burdens of complying with a wide variety of foreign laws (particularly with respect to intellectual property) and license requirements;

                 o the risks related to international political instability and to the recent global economic turbulence and adverse economic circumstances in Asia;

                 o difficulties in protecting intellectual property rights in some foreign countries; and

                 o limited ability to enforce agreements and other rights in some foreign countries.

         We are subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether quotas, duties, taxes or other changes or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries. Because sales of our products have been denominated to date primarily in United States dollars, increases in the value of the United States dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency denominated sales. Gains and losses on the conversion to United States dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in our results of operations. Some of our customer purchase orders and agreements are governed by foreign laws, which may differ significantly from United States laws. Therefore, we may be limited in our ability to enforce our rights under such agreements and to collect damages, if awarded.

If We Deliver Products with Defects, Our Reputation Will Be Harmed, and the Sales and Market Acceptance of Our Products Will Decrease

         Our products are complex and have contained errors, defects and bugs when introduced or as new versions are released. If we deliver products with errors, defects or bugs or that have reliability, quality or compatibility problems, our reputation and the market acceptance and sales of our products could be harmed, which could adversely affect our ability to retain existing customers or attract new customers. Further, if our products contain errors, defects and bugs, then we may be required to expend significant capital and resources to alleviate these problems. Further, these defects or problems could interrupt or delay sales to our customers. If any of these problems are not found until we have commenced commercial production, we may be required to incur additional development costs and product repair or replacement costs. Defects could also lead to liability as a result of product liability lawsuits against us or against our customers. We have agreed to indemnify our customers in some circumstances against liability from defects in our products. A successful product liability claim could seriously harm our business, financial condition and results of operations. In addition, these problems may divert our technical and other resources from other development efforts.

We Will Continue to Be Controlled by a Principal Stockholder, Which May Have the Effect of Preventing or Delaying a Change of Control of Our Company, and the Interests of the Principal Stockholder May Not Always Coincide with Those of Our Stockholders

         As of September 25, 2000, our executive officers and directors and their affiliates own, in the aggregate, approximately 26.7% of our outstanding common stock. Entities affiliated with Texas Pacific Group own approximately 21.5% of GlobeSpan as of September 25, 2000 and are able to exercise control over us subject to the fiduciary duties of its representatives on the board of directors under Delaware law. The interests of Texas Pacific Group may not always coincide with our interests or the interests of other stockholders. Texas Pacific Group, through its representatives on our board of directors, could cause us to enter into transactions or agreements, which we would not otherwise consider absent Texas Pacific Group's influence.

         Our current board of directors consists of Ms. Connor and Messrs. Coulter, Deb, Epley, Faggin, Geday, Geeslin, Marren and Stanton. Our board of directors has also created an Executive Committee consisting of Messrs. Coulter, Epley and Geday. Of the current members of the board of directors and the Executive Committee, Messrs. Epley, Geeslin and Stanton are also currently directors of, and have direct or indirect equity interests in, Paradyne Corporation, which is a customer of ours. Accordingly, our continuing supplier relationship with Paradyne Corporation, and any other potential business dealings between Paradyne Corporation and us, could create conflicts of interest for the GlobeSpan directors.

         We have waived in our amended and restated certificate of incorporation the application to us of section 203 of the Delaware General Corporation Law.
Section 203 of the Delaware General Corporation Law is a statute that generally prohibits an "interested stockholder" from engaging in a "business combination" with a corporation for three years following the time this person became an interested stockholder. An "interested stockholder" is defined generally as a person owning 15% or more of a corporation's voting stock or an affiliate or associate of that person. A "business combination" is defined to include a variety of transactions, including mergers and sales of 10% or more of a corporation's assets. A business combination with an interested stockholder is allowed, however, if the business combination is approved by at least 66 2/3% of the shares held by the corporation's disinterested stockholders. By waiving Section 203, it will be easier for us to enter into transactions with our significant stockholders, including Texas Pacific Group, without giving our disinterested stockholders the opportunity to approve the transaction.

We Have Antitakeover Defenses that Could Delay or Prevent an Acquisition of Our Company

         Some of the provisions of our certificate of incorporation and bylaws and the provisions of Delaware law could have the effect of delaying, deferring or preventing our acquisition. For example, we have authorized but unissued shares of preferred stock which could be used to fend off a takeover attempt, our stockholders may not take actions by written consent, our stockholders are limited in their ability to make proposals at stockholder meetings and our directors may be removed only for cause and upon the affirmative vote of at least 80% of our outstanding voting shares.

We May Need to Raise Additional Capital Which Might Not Be Available or Which, if Available, Would Be on Terms Adverse to Our Stockholders

         We expect the net proceeds from our recent offerings and our current cash and cash equivalents will meet our working capital and capital expenditure needs for at least one year. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. We may also require additional capital for the acquisition of businesses, products and technologies that are complementary to ours. Further, if we issue equity securities, the ownership percentage of our stockholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, operating results and financial condition.

Our Stock Price Has Been and May Continue to Be Volatile, Which Might Make It Difficult for Our Stockholders to Sell Their Shares

         The market price of our common stock has fluctuated significantly in response to some of the following factors and will likely continue to fluctuate significantly in response to the following factors, some of which are beyond our control:

                 o  variations in our quarterly operating results;

                 o changes in financial estimates of our net revenues and operating results by securities analysts;

                 o changes in market valuations of integrated circuit companies;

                 o announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

                 o loss or decrease in sales to a major customer or failure to complete significant transactions;

                 o loss or reduction in manufacturing capacity from Lucent Microelectronics or our other suppliers;

                 o  additions or departures of key personnel;

                 o  future sales of our common stock;

                 o stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;

                 o  commencement of or involvement in litigation; and

                 o announcements by us or our competitors of key design wins and product introductions.

We Could Be Subject to Class Action Litigation Due to Stock Price Volatility, Which, if It Occurs, Will Distract Management and Result in Substantial Costs, and Could Result in Judgments Against Us

         In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could cause serious harm to our business, financial condition and results of operations.

Exercise of Options and Subsequent Sale of Common Stock

         As of September 25, 2000, there were outstanding options to purchase 15,753,900 shares of our common stock and warrants to purchase 450,000 shares of our common stock. All shares of common stock underlying our option plans are registered and, upon exercise, are freely tradeable subject to volume trading limitations under Rule 144. These options entitle the holders to purchase shares of common stock at prices per share that may be less than the current market price per share of our common stock. The holders of these options will usually exercise them at a time when the market price of our common stock is greater than the exercise price of the options. The exercise of options and subsequent sale of common stock could reduce the market price for our common stock and result in dilution to our then stockholders.

Existing Stockholders May Sell Their Common Stock Which May Reduce Our Stock
Price

         The market price of our common stock could drop as a result of sales of a large number of shares of common stock in the market after this offering, or the price could remain lower because of the belief that such sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of common stock.

         As of September 25, 2000, we have 71,603,791 shares of common stock outstanding. All of these shares are freely tradeable without restriction, with the following exceptions:


                 o 18,370,203 shares which are owned by certain of our officers, directors, and affiliates and may be resold publicly at any time subject to the volume and other restrictions under Rule 144 of the Securities Act of 1933, and

                 o 5,307,952 shares which were issued in our acquisitions may be sold under Rule 144 beginning on January 28, 2001 (all of which are covered by this prospectus and may be freely sold prior to that time).

         In connection with the follow-on offering completed in August 2000, our executive officers and directors and some of our other stockholders agreed not to sell or otherwise dispose of their shares of common stock. Most of the shares that will be available for sale after November 1, 2000 or afterwards will be subject to volume limitations because they are held by our affiliates.

We Do Not Anticipate Paying Any Dividends

         We currently intend to retain all future earnings to fund the development and growth of our business and, therefore, we do not anticipate paying any dividends.

                                 GLOBESPAN, INC.

                          UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

         The accompanying unaudited pro forma condensed combined statement of operations (the "Pro Forma Statement of Operations") for the year ended December 31, 1999 and the six months ended June 30, 2000 gives effect to the Ficon Technology, Inc. (Ficon), T.sqware, Inc. (T.sqware), and iCompression, Inc. (iCompression) acquisitions as if they had occurred on January 1, 1999, accounted for as a purchase business combination. The Pro Forma Statement of Operations is based on historical results of operations of GlobeSpan, Inc. (GlobeSpan), Ficon, T.sqware and iCompression for the year ended December 31, 1999 and for the six months ended June 30, 2000.

         The Ficon, T.sqware, and iCompression acquisitions consummated on January 31, 2000, April 27, 2000, and June 30, 2000, respectively, and have been consolidated with GlobeSpan as of June 30, 2000. Included in the Pro Forma Statement of Operations for the six months ended June 30, 2000 are the operating results of Ficon for the month of January 2000, T.sqware for the period January 1, 2000 through April 27, 2000 and iCompression for the six months ended June 30, 2000. The Pro Forma Statement of Operations and accompanying pro forma adjustments and assumptions (the "Pro Forma Financial Information") should be read in conjunction with and are qualified by the historical financial statements of GlobeSpan, Ficon, T.sqware and iCompression and the notes thereto.

         The Pro Forma Financial Information is intended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of GlobeSpan after the acquisitions or of the financial position or results of operations of GlobeSpan that would have actually occurred had the acquisitions been effected on January 1, 1999. It is GlobeSpan's current intention to incorporate the acquired companies' technologies into its on-going product offerings.

         Unaudited Pro Forma Condensed Combined Statement of Operations

                                                               For the year ended December 31, 1999
                                          ----------------------------------------------------------------------------------

                                         GlobeSpan      Ficon      T.Sqware      iCompression      Adjustments     Pro Forma

Net revenues                              $ 56,220    $  4,719    $    636         $    333         $      -        $ 61,908

Cost of sales                               20,879           -           -              118                -          20,997
Cost of sales related to
termination charge                           1,119           -           -                -                -           1,119
                                          --------    --------    --------         --------        ---------       ---------
Gross profit                                34,222       4,719         636              215                -          39,792

Operating expenses
  Research and development                  26,531       4,079       6,803            5,691              674 d        43,778
  Selling, general and administrative       14,389         556       5,926            2,208              126 d        33,038
                                                                                                       9,833 e
  Non-cash compensation                          -           -         241            1,001                            1,242
  Amortization of intangibles                    -           -           -                -           29,007 a       172,117
                                                                                                      78,295 b
                                                                                                       3,645 c
                                                                                                         215 a
                                                                                                         278 b
                                                                                                      60,677 f
                                          --------    --------    --------         --------        ---------       ---------
     Total operating expenses               40,920       4,635      12,970            8,900          182,750         250,175
                                          --------    --------    --------         --------        ---------       ---------

(Loss) income from operations               (6,698)         84     (12,334)          (8,685)        (182,750)       (210,383)
Interest income                              1,581           -         280              108                -           1,969
Interest expense                              (448)         (4)       (240)              (4)               -            (696)
                                          --------    --------    --------         --------        ---------       ---------

(Loss) income before taxes                  (5,565)         80     (12,294)          (8,581)        (182,750)       (209,110)
Provision (benefit) for income taxes             -          34           -                1                -              35
                                          --------    --------    --------         --------        ---------       ---------

Net (loss) income                           (5,565)         46     (12,294)          (8,582)        (182,750)       (209,145)
Preferred stock deemed dividend and
accretion                                   (3,466)          -           -                -                -          (3,466)
                                          --------    --------    --------         --------        ---------       ---------
Net loss attributed to common
stockholders                              $ (9,031)   $     46    $(12,294)        $ (8,582)       $(182,750)      $(212,611)
                                          ========    ========    ========         ========        =========       =========

Loss per share basic and diluted          $  (0.19)                                                                $   (4.05)
                                          ========                                                                 =========

                                                                                                     444,160 i
Shares used in computing net loss per                                                              2,022,290 g
  share - basic and diluted             46,612,752                                                 3,470,152 h    52,549,354


         Unaudited Pro Forma Condensed Combined Statement of Operations


                                                               For the six months ended June 30, 2000
                                        ------------------------------------------------------------------------------------


                                        GlobeSpan      Ficon      T.Sqware      iCompression      Adjustments     Pro Forma

Net revenues                            $ 106,961     $     60    $    550        $    848         $      -       $  108,419

Cost of sales                              40,833            -      12,080             103                -           53,016
                                        ---------     --------    --------        --------         --------       ----------

Gross profit                               66,128           60     (11,530)            745                -           55,403

Operating expenses
  Research and development                 34,092          532       3,926           6,749                -           45,299
  Selling, general and administrative      17,375           68       4,362           1,422              819 e         24,046
  Non-cash compensation expense             9,981            -         246           1,852                -           12,079
  Amortization of intangible assets        38,319            -           -               -            9,669 a         97,763
                                                                                                     39,148 b
                                                                                                         72 a
                                                                                                        139 b
                                                                                                        304 c
                                                                                                     10,112 f
  In process research and development      44,854            -           -               -                -           44,854
                                        ---------     --------    --------        --------         --------       ----------
       Total operating expenses           144,621          600       8,534          10,023           60,263          224,041
                                        ---------     --------    --------        --------         --------       ----------

(Loss) from operations                   (78,493)         (540)    (20,064)         (9,278)         (60,263)        (168,638)
Foreign exchange gain                          4             -           -               -                -                4
Interest income                            1,625             -         407             427                -            2,459
Interest expense, other                   (1,700)            -        (380)           (136)               -           (2,216)
Interest expense, non-cash               (33,035)            -           -               -                -          (33,035)
                                        ---------     --------    --------        --------         --------       ----------

(Loss) income before taxes               (111,599)        (540)    (20,037)         (8,987)         (60,263)        (201,426)
Provision (benefit) for income taxes            -            -           -               -                -                -
                                        ---------     --------    --------        --------         --------       ----------
Net (loss) income                       $(111,599)    $   (540)   $(20,037)       $ (8,987)        $(60,263)      $ (201,426)
                                        =========     ========    ========        ========         ========       ==========

Loss per share basic and diluted        $   (1.84)                                                                $    (3.08)
                                        =========                                                                 ==========

Shares used in computing net loss per                                                             1,300,082 g
   share - basic and diluted            60,514,616                                                3,470,152 h     65,432,903
                                                                                                    148,053 i


                      Pro Forma Adjustments and Assumptions
                 (in thousands, except share and per share data)

(a) Pro forma adjustments relating to the acquisition of T.Sqware:

  o The pro forma adjustments relating to the acquisition of T.sqware reflect twelve months of amortization expense for the year ended December 31, 1999 and approximately four months of amortization for the period January 1, 2000 through April 27, 2000, assuming the transaction had occurred on January 1, 1999. The value of the goodwill and intangible assets at January 1, 1999 was approximately $116,026. Goodwill and other intangible assets are amortized over four years, which is the estimated period of benefit. Such amounts approximate $29,007 for the year ended December 31, 1999 and $9,669 for the period January 1, 2000 through April 27, 2000. In process technology of $10,300 was written-off by GlobeSpan since it is not expected to reach the stage of technological feasibility and has been reflected in GlobeSpan's statement of operations for the six months ended June 30, 2000.

  o In connection with the acquisition of T.sqware, GlobeSpan has acquisition expenses of $860, reflected as an adjustment to goodwill and will be amortized over four years, which is the estimated period of benefit, or $215 for the year ended December 31, 1999 and $72 for the period January 1, 2000 through April 27, 2000.

(b) Pro forma adjustments relating to the acquisition of iCompression:

  o The pro forma adjustments relating to the acquisition of iCompression reflect twelve months of amortization expense for the year ended December 31, 1999 and six months of amortization expense for the six month period ended June 30, 2000, assuming the transaction had occurred on January 1, 1999. The value of the goodwill and intangible assets at January 1, 1999 was approximately $313,180. Goodwill and other intangible assets are amortized over four years, which is the estimated period of benefit. Such amounts approximate $78,295 and $39,148 for the year ended December 31, 1999 and the six month period ended June 30, 2000, respectively. In process technology of $33,211 was written-of by GlobeSpan since it is not expected to reach the stage of technological feasibility and has been reflected in GlobeSpan's statement of operations for the six months ended June 30, 2000.

  o In connection with the acquisition of iCompression, GlobeSpan has acquisition expenses of $1,100, reflected as an adjustment to goodwill and will be amortized over four years, which is the estimated period of benefit, or approximately $278 for the year ended December 31, 1999 and $139 for the six month period ended June 30, 2000.

(c) The pro forma adjustments reflect twelve months of amortization expense for the year ended December 31, 1999 relating to the Ficon acquisition assuming the transaction had occurred on January 1, 1999. The value of the goodwill and intangible assets at January 1, 1999 was approximately $10,070. Goodwill and other intangible assets are amortized over the expected estimated period of benefit ranging from two to four years. Such amount approximates $3,645 per year or $304 per month. In process technology of $1,343 was written-off by GlobeSpan since it is not expected to reach the stage of technological feasibility and has been reflected in GlobeSpan's statement of operations for the six months ended June 30, 2000.

(d) In connection with the Ficon merger agreement, Ficon paid its employees a bonus in amounts not to exceed $60 for any employee or $800 in the aggregate, which has been allocated between research and development and selling, general and administrative expenses, based on Ficon's historical allocation of employee salaries.

(e) In connection with the acquisition of Ficon by GlobeSpan, 773,760 shares of restricted common stock were issued to Ficon employees and its principal shareholder, contingent upon continued employment with the merged companies. GlobeSpan recorded deferred compensation of approximately $29,522 to be amortized as compensation expense over the vesting period in accordance with EITF 95-8, "Accounting for Contingent Consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination," generally three years, or $9,833 per year or $819 per month. Such compensation expense has been included as a pro forma adjustment.

    In addition, up to an additional 999,999 shares of common stock ("Contingent Shares") may be issuable six months after GlobeSpan has validated release 3 of the Ficon software (the "Milestone Date"). In the event that the Milestone Date is achieved more than 12 months after the closing date, then the number of Contingent Shares to be issued is reduced, as provided in the merger agreement. The Contingent Shares will be released to the named Ficon employees and principal shareholder over a period of 42 months, upon completion of certain development activities as provided in the merger agreement. No amounts have been included in these pro forma financial statements related to the Contingent Shares.

(f) On February 24, 2000, GlobeSpan acquired certain technology and employees of Microelectronics Group of PairGain Technologies, Inc. (PairGain). In connection with the PairGain assets acquisition, GlobeSpan (1) exchanged 3,243,591 shares of its common stock valued at $152,706, based upon GlobeSpan's stock price a few days before and after the companies reached agreement and the proposed transaction was announced and (2) issued a $90,000 subordinated redeemable convertible note.

    The pro forma adjustments reflect twelve months of amortization expense for the year ended December 31, 1999 and approximately two months of amortization for the six months ended June 30, 2000, assuming the transaction had occurred on January 1, 1999. The value of intangible assets acquired from PairGain at January 1, 1999 was approximately $242,706, amortized over four years, which is the estimated period of benefit. Such amount approximates $60,677 per year or $10,112 for two months through February 24, 2000, the date of acquisition.

(g) The pro forma basic and diluted net loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding. The weighted average number of common shares outstanding reflect 2,022,290 shares of GlobeSpan's common stock issued in connection with its acquisition of T.sqware, of which 1,300,082 is the incremental shares outstanding for the period January 1, 2000 through April 27, 2000.

(h) The pro forma basic and diluted net loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding, reflecting an additional 3,470,152 shares of GlobeSpan's common stock issued in connection with its acquisition of iCompression and is assumed to be outstanding for the entire period.

(i) The pro forma basic and diluted net loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding, reflecting an additional 444,160 and 148,053 shares of GlobeSpan's common stock at December 31, 1999 and June 30, 2000, respectively, consisting of 186,240 shares issued in connection with its acquisition of Ficon and is assumed to be outstanding for the entire period ended December 31, 1999 and for one month in the period ended June 30, 2000; and 257,920 (equivalent to one year's vesting) shares earned in connection with the continued employment of certain Ficon employees and its principal shareholder, assumed to be outstanding for the entire period ended December 31, 1999 and for one month in the period ended June 30, 2000.

                              SELLING STOCKHOLDERS

          We are registering for resale certain shares of our common stock held by the stockholders identified below. The following table sets forth:

  o  The names of the selling stockholders;

  o The number and percent of our common stock that the selling stockholders beneficially owned prior to the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part;

  o The number of shares of our common stock that may be offered for resale for the account of the selling stockholders pursuant to this prospectus; and

  o The number and percent of our common stock to be held by the selling stockholders after the offering of the resale shares (assuming all of the resale shares are sold by the selling stockholders).

          This information is based on information provided by the selling stockholders and assumes the sale of all of the shares offered by the selling stockholders. The applicable percentages of ownership are based on an aggregate of 71,603,791 shares of common stock issued and outstanding as of September 25, 2000.


                                           Shares Beneficially Owned      Shares Being     Shares Beneficially Owned
                                            Prior to This Offering          Offered           After This Offering
Selling Stockholder                           Number        Percent                             Number      Percent
ADC DSL Systems, Inc.                       2,307,616          3.2%        2,307,616               0           *
Michel Desbard(1)                              61,741            *            51,924           9,817           *
Cesar Douady(2)                                55,570            *            51,924           3,646           *
Alain Fanet(3)                                 55,570            *            51,924           3,646           *
Tom McQuade(4)                                 14,125            *             6,573           7,552           *
Rand Kay                                        4,039            *             4,039               0           *
Varadaraj P. Shenoy                             3,576            *             3,576               0           *
Gilles Chatre                                   1,472            *             1,472               0           *
Yves Roumazeilles                               1,413            *             1,413               0           *
Terry Whalen(5)                                 3,265            *             1,400           1,865           *
Wayne Taylor                                    1,346            *             1,346               0           *
Michael Edwards(6)                              3,520            *             1,290           2,230           *
Michael Santoro                                   785            *               785               0           *
Xavier Marchand                                 1,008            *               565             443           *
Pierre Andre Lariviere                            521            *               521               0           *
Bing Cheng                                        364            *               364               0           *
Martha Bond                                       246            *               246               0           *
Kenneth J. Virnig                                 201            *               201               0           *
Bob Murphy                                        100            *               100               0           *
Eric Pirpich(7)                                   133            *                67              66           *
Trudi Fink                                         33            *                33               0           *
Jack Hodges                                        33            *                33               0           *
Jeff Leontini                                      33            *                33               0           *
Joe Marella                                        33            *                33               0           *
John Rose                                          33            *                33               0           *
Admirals L.P.                                  78,177            *            78,177               0           *
Alta California Partners, L.P.                152,795            *           152,795               0           *
Alta Embarcadero Partners, LLC                  3,490            *             3,490               0           *
Atlas Ventures Fund III, L.P.                 175,725            *           175,725               0           *


                                       27

Atlas Ventures Entrepreneur's Fund III, L.P.    3,820            *             3,820               0           *
Codexi S.A.                                    61,719            *            61,719               0           *
Current Ventures II Limited                     8,977            *             8,977               0           *
D.R.W. Investors, L.L.C.                       15,710            *            15,710               0           *
Dain Rauscher Incorporated                      3,953            *             3,953               0           *
ECICS Ventures 2 Ltd.                          20,866            *            20,866               0           *
ECICS Ventures Pte Ltd.                        10,399            *            10,399               0           *
Firsthand Technology Innovators Fund           14,962            *            14,962               0           *
Gilbert Global Equity Partners, L.P.          177,824            *           177,824               0           *
GCEP/GECC Equity Partners, L.P.                22,175            *            22,175               0           *
Gilbert Global Equity Partners (Bermuda),
 L.P.                                          54,357            *            54,357               0           *
Innovacom 2                                    53,864            *            53,864               0           *
Jerusalem Venture Partners L.P.               151,798            *           151,798               0           *
Jerusalem Venture Partners (Israel) L.P.       12,967            *            12,967               0           *
Level One Communications, Incorporated        134,660            *           134,660               0           *
Matra Participations S.A.                     114,461            *           114,461               0           *
MCP Global Corporation Ltd.                     7,481            *             7,481               0           *
Merrill Lynch KECALP L.P. 1999                 33,665                         33,665               0
Merrill Lynch As Nominee For Merrill            3,740            *             3,740               0           *
Lynch KECALP International L.P. 1999
RS Emerging Growth Pacific Partners             7,250            *             7,250               0           *
RS Emerging Growth Partners LP                  3,411            *             3,411               0           *
RS Emerging Growth Premium Partners             4,299            *             4,299               0           *
Seligman New Technologies Fund, Inc.           35,460            *            35,460               0           *
Seligman New Investment Opportunities           9,426            *             9,426               0           *
(Master)Fund-NTV Portfolio
Sofinnova Capital II FCPR                     100,770            *           100,770               0           *
CV Sofinnova Venture Partners III              51,699            *            51,699               0           *
Transatlantic Venture Fund C.V.                44,886            *            44,886               0           *
Walden-SBIC, L.P.                              45,570            *            45,570               0           *
O,W & W Investments Ltd.                       39,082            *            39,082               0           *
International Venture Capital Investment
 Corp.                                         19,541            *            19,541               0           *
O,W&W Pacrim Investments Ltd.                  19,541            *            19,541               0           *
Seed Ventures II, Ltd.                         19,541            *            19,541               0           *
Walden EDB Partners, L.P.                      19,541            *            19,541               0           *
Walden Investors                               11,724            *            11,724               0           *
Walden Technology Ventures II, L.P.             9,145            *             9,145               0           *
Walden Ventures                                 7,924            *             7,924               0           *
Walden Capital Partners                         3,908            *             3,908               0           *
WS Investment Company 99B                         748            *               748               0           *
Robert A. Claassen                                149            *               149               0           *
John Fore                                         149            *               149               0           *
Chad W. Keck                                    4,039            *             4,039               0           *
OM Associates Stk., Ltd.                        2,244            *             2,244               0           *
Joe W. Dews                                     1,571            *             1,571               0           *
Christopher J. Schaepe                          1,346            *             1,346               0           *
Anthony Abramo                                  1,122            *             1,122               0           *
Mark W. Powers                                  1,122            *             1,122               0           *
Chelsey Capital                                 5,984            *             5,984               0           *
Palantir Partners                               3,740            *             3,740               0           *
Ziff Asset Management                           3,740            *             3,740               0           *
Zodiac Venture Fund I, LLC                      2,992            *             2,992               0           *
John W. Allison                                 2,244            *             2,244               0           *
Colonial Venture Fund XX, LLC                   1,795            *             1,795               0           *
Robert Betcher                                  1,496            *             1,496               0           *
Gilliland Group Family Partnership              1,496            *             1,496               0           *
Greyhound Crossover Fund LP                     1,496            *             1,496               0           *
Kingdon Partners                                1,496            *             1,496               0           *
Lloyd E. Smith                                  1,496            *             1,496               0           *


                                       28

Stephen & Abigail Johnson Trust Under
 the Agreement dated January 26, 1998             448            *               448               0           *
Infonetics Research, Inc.                         374            *               374               0           *
Zweite Beteiliguns-Kommanditgesellschaft
der TVM Techno Venture Management GmbH &
Co. KG                                          8,491            *             6,796           1,695           *
TVM Eurotech Limited Partnership                5,603            *             4,484           1,119           *
Alpinvest International B.V.                    8,754            *             7,006           1,748           *
KBL Founders Ventures S.C.A.                    6,302            *             5,044           1,258           *
Gerd Ascheid                                    1,351            *             1,081             270           *
Ruth Diekmann-Noll                              2,702            *             2,162             540           *
Pierre Fougere                                  1,280            *             1,024             256           *
Heinrich Meyr                                   3,259            *             2,608             651           *
Joachim Noll                                    4,927            *             3,943             984           *
Vivek Bansal(8)                               744,960            *           744,960               0           *
Amit Gaur                                     148,357            *           148,357               0           *
Ashok Gupta                                    24,000            *            24,000               0           *
Ajay Sharma                                     4,800            *             4,800               0           *
Alan Harry                                      9,523            *             9,523               0           *
Mark Rousseau                                   9,523            *             9,523               0           *
Felix Hernandez                                 6,666            *             6,666               0           *
Eduardo Hernandez                               2,859            *             2,859               0           *
Rakesh Shah                                     9,312            *             9,312               0           *
Bernard Debbasch(9)                             3,864            *             3,864               0           *
Neal Riedel                                     2,319            *             2,319               0           *


*   Indicates less than 1%.

1. Includes 9,817 shares subject to options which are exercisable within 60 days of September 25, 2000. Mr. Desbard is a Vice President of the Company and an officer of T.sqware.
2. Includes 3,646 shares subject to options which are exercisable within 60 days of September 25, 2000. Mr. Douady is a Vice President of the Company and an officer of T.sqware.
3. Includes 3,646 shares subject to options which are exercisable within 60 days of September 25, 2000. Mr. Fanet is a Vice President of the Company and an officer of T.sqware.
4. Includes 7,552 shares subject to options which are exercisable within 60 days of September 25, 2000.
5. Includes 1,865 shares subject to options which are exercisable within 60 days of September 25, 2000.
6. Includes 2,230 shares subject to options which are exercisable within 60 days of September 25, 2000.
7. Includes 66 shares subject to options which are exercisable within 60 days of September 25, 2000.
8.       Mr. Bansal is an Executive Vice President of the Company.
9.       Mr. Debbasch is a Vice President of the Company.

                              PLAN OF DISTRIBUTION

         The shares of common stock offered by this prospectus are being registered to allow public secondary trading by the holders of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the offering of these shares by the selling stockholders.

         We have been advised by the selling stockholders that the shares offered by this prospectus may be sold from time to time by or for the account of the selling stockholders pursuant to this prospectus or, in some cases, pursuant to Rule 144 under the Securities Act of 1933. Sales of shares pursuant to this prospectus may be made in the over-the-counter market, on the Nasdaq National Market or otherwise at prices and on terms then prevailing or at prices related to the then current market price (in each case as determined by the selling stockholders). Sales may be made directly or through agents designated from time to time, or through dealers or underwriters to be designated or in negotiated transactions.

         The shares may be sold in one or more of the following ways:

                 o a block trade in which the seller's broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

                 o purchases by a broker or dealer as principal and resale by the broker or dealer for their account pursuant to this prospectus;

                 o an exchange distribution in accordance with the rules of the Nasdaq National Market;

                 o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

                 o  privately negotiated transactions;

                 o  through put or call option transactions;

                 o  through short sales; or

                 o  an underwritten public offering.

         The selling stockholders may sell shares directly to other purchasers, through agents or through broker-dealers. Any selling agents or broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders, from purchasers of shares for whom they act as agents, or from both sources. That compensation may be in excess of customary commissions.

         The selling stockholders and any broker-dealers that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended in connection with the sales. Any commissions, and any profit on the resale of shares, received by the selling stockholders and any such broker-dealers may be deemed to be underwriting discounts and commissions. We have been advised by each of the selling stockholders that they have not, as of the date of this prospectus, entered into any arrangement with any agent, broker or dealer for the sale of the shares.

         We may suspend the use of this prospectus and any supplements hereto in certain circumstances due to pending corporate developments, public filings with the SEC or similar events.

         We will pay all costs and expenses incurred by us in connection with the registration of the sale of shares pursuant to this prospectus. We will not be responsible for any commissions, underwriting discounts or similar charges on sales of the shares.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of common stock by the selling stockholders.


                                  LEGAL MATTERS

          The validity of the common stock offered hereby will be passed upon for us by Reboul, MacMurray, Hewitt, Maynard & Kristol, New York, New York.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of GlobeSpan, Inc. for the year ended December 31, 1999 and the audited historical financial statements of Ficon Technology, Inc. included on pages 1 through 11 of GlobeSpan, Inc.'s Form 8-K dated April 14, 2000 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements of T.sqware, Inc. (a development stage company) at December 31, 1998 and 1999 and for the years then ended and for the period from February 11, 1997 (Inception) to December 31, 1999, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The financial statements of iCompression, Inc. (a development stage company) as of December 31, 1999 and 1998, and for each of the years then ended and for the period of August 1, 1996 (Inception) to December 31, 1999, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.